ANNUAL INFORMATION FORM
May 20, 2003

TABLE OF CONTENTS

THE COMPANY	1
CORPORATE PROFILE	1
SELECTED FINANCIAL AND OPERATING INFORMATION	1
RECENT DEVELOPMENTS	2
THE CORPORATION’S POWER BUSINESS	3
OTHER BUSINESS OPERATIONS	9
POWER GENERATION OUTLOOK	9
POWER GENERATING FACILITIES	13
INVESTMENT ACTIVITIES	14
FINANCING ARRANGEMENTS	15
ENVIRONMENTAL MANAGEMENT	15
CAPITAL BASE AND DIVIDEND POLICY	17
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	17
CONSOLIDATED FINANCIAL INFORMATION	18
QUARTERLY OPERATING RESULTS	19
DIRECTORS AND OFFICERS	19
SUBSIDIARIES	20
ADDITIONAL INFORMATION	21

THE COMPANY

Great Lakes Power Inc. was formed on March 2, 2001 by the amalgamation under the Business Corporations Act (Ontario) of Great Lakes Power Inc. and a subsidiary of Brascan Corporation (“Brascan”), pursuant to a going-private transaction approved by the shareholders of Great Lakes Power Inc. on February 28, 2001. References to the “Company” or “Great Lakes” include Great Lakes Power Inc. and its predecessors and subsidiaries unless otherwise indicated or unless the context otherwise requires.

Great Lakes is wholly owned, directly and indirectly, by Brascan, a company operating in the real estate, power generation and financial sectors, with investments in the resource sector. Brascan’s common shares are listed on the Toronto and New York stock exchanges.

The registered and principal office of Great Lakes is BCE Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3. Unless otherwise indicated, the information appearing herein is stated as at December 31, 2002 and all dollar amounts are in Canadian dollars.

CORPORATE PROFILE

The primary business of Great Lakes and its subsidiaries is the development and management of electricity generating facilities in Canada and the United States. These operations employed approximately 320 people at April 30, 2003. Great Lakes also holds a portfolio of financial investments.

Great Lakes is an independent electric power company with operations in Canada and the United States. The company operates 39 power generating stations with a combined generating capacity of 1,684 megawatts (“MW”). Great Lakes is also involved in power transmission and distribution.

Great Lakes conducts its power generating operations primarily in Ontario, Quebec and the northeastern United States, with other power operations in British Columbia and Louisiana. These operations are mainly wholly owned, either directly or through the Great Lakes Hydro Income Fund (“Income Fund”), in which the company owns a 50% interest.

SELECTED FINANCIAL AND OPERATING INFORMATION

The following table sets forth selected financial and operating information with respect to Great Lakes as at and for the five years ended December 31, 2002:

millions, except per share amounts	2002	2001	2000	1999	1998

Financial position
Total assets	$3,500	$2,930	$2,642	$2,405	$2,256
Debt	1,498	1,152	1,002	890	816
Capital base
Convertible debentures	248	248	248	248	248
Common shares	1,126	1,051	1,001	968	936

	1,374	1,299	1,249	1,216	1,184
Revenue and net income
Power revenues	$340	$270	$246	$188	$191
Net income	167	131	116	113	104
Net income per common share (1)	$1.32	$1.04	$0.92	$0.90	$0.83
Dividends per common share	0.64	0.64	0.64	0.64	0.64

Operating results
Installed capacity (megawatts) (2, 4)	1,636	991	905	899	659
Electricity generation (gigawatt hours)(3)	5,584	3,959	4,003	4,222	2,361

(1)	Fully diluted

(2)	At 100%

(3)	Reflects proportionate ownership

(4)	Following the completion of two new hydroelectric generating stations during April and May 2003, the installed capacity of the Company’s generating stations increased to 1,684 MW.

Over the past five years, Great Lakes has not incurred any extraordinary income or expense items, nor has it made any acquisitions requiring full consolidation of results, other than the following: Hydro-Pontiac Inc. (“Pontiac Power”), which was acquired in December 1996; and the Income Fund, in which 40% of the units were acquired in 1999 and a further 10% in 2000.

Summary information on the Company’s power operations as at April 30, 2003 is shown below:

	Generating	Generating	Installed
	Stations	Units	Capacity

			(megawatts)
Ontario
Great Lakes Power (1)	12	21	349
Mississagi Power	4	8	488
Valerie Falls Power	1	2	10
Lake Superior Power	1	3	110

	18	34	957
Quebec
Lièvre River Power	3	10	238
Pontiac Power	2	7	28

	5	17	266
Northeast – United States
Maine Power	6	31	126
New Hampshire Power	6	21	31

	12	52	157
Other Power Operations
Powell River Energy	2	7	82
Pingston Creek (2)	1	2	30
Louisiana HydroElectric Power	1	8	192

	4	17	304

Total	39	120	1,684

(1)	Reflects commercial operation of the Robert A. Dunford Generating Station in April 2003.

(2)	Reflects substantial completion of the Pingston Creek Generating Station in April 2003.

All the Company’s power operations listed above consist of hydroelectric generating facilities except for the Lake Superior Power cogeneration plant.

RECENT DEVELOPMENTS

The Company’s primary emphasis since 1990 has been the development and expansion of its power generating business. In 1992, the Company’s name was changed from Great Lakes Group Inc. to its present name, Great Lakes Power Inc., to reflect this business emphasis. The following is a summary of recent developments since January 1, 2000.

In December 2000, the Company’s major shareholder, Brascan, announced a going private transaction for Great Lakes, which was approved by the Company’s shareholders at a Special Meeting held on February 28, 2001. Pursuant to this offer, Brascan acquired in February 2001 the outstanding 4.3 million publicly held common shares of Great Lakes in exchange for approximately $250,000 in cash and 3.9 million Class A Limited Voting Shares of Brascan. The successor private company established on March 2, 2001 carries on the affairs of the Company under the name Great Lakes Power Inc. As a result of this transaction, the Company is no longer listed on the Toronto Stock Exchange or on any other public securities market. The Company, however, continues as a reporting issuer in Canada and the United States since it has issued public debt in the United States.

In February 2001, the Company acquired, through the Income Fund, a 50% interest in Powell River Energy in British Columbia, which owns two hydroelectric stations with an aggregate installed capacity of 82 MW and related transmission facilities having a total cost of $113 million.

In December 2001, Great Lakes maintained its 50% interest in the Income Fund following a public offering of 11,286,000 units of the Income Fund.

In February 2002, the Company acquired, through the Income Fund, a hydroelectric generating system in northern Maine for US$156.5 million. This system includes six hydroelectric generating stations with a combined generating capacity of 126 MW and related transmission facilities.

On May 1, 2002, the electricity market in Ontario opened to competition. As a result, Great Lakes’ power purchase agreement with Ontario Power Generation Inc. (“OPG”) terminated.

In May 2002, the Income Fund filed a preliminary prospectus for the issue of 14,700,000 units. The Company purchased 50% of the issued units and thereby maintained its 50% ownership interest in the Income Fund. The other units in the Income Fund are currently held by the public.

In May 2002, the Company acquired, through the Income Fund, four hydroelectric generating stations located on the Mississagi River in northern Ontario with a combined generating capacity of 488 MW from OPG for $340 million.

Also in May 2002, the Company extended its power operations in the northeastern United States through the purchase of six hydroelectric generating stations in northern New Hampshire having a combined generating capacity of 31 MW for US$32 million.

In November 2002, the Company increased its ownership in Lake Superior Power from 50% to 100% by acquiring from its partner, Duke Energy, its 50% interest for $65 million.

In April 2003, the new Robert A. Dunford generating station in northern Ontario started commercial operations. This 45 MW $75 million redevelopment project, which started construction in December 2001, replaces an older 28 MW facility and is expected to enhance the Company’s peak period generating capability in Ontario.

Also in April 2003, the 30 MW Pingston Creek generating station in British Columbia was substantially completed. This 30 MW $65 million project was developed in a 50/50 joint venture with Canadian Hydro Developers Inc. and commenced commercial operations in May 2003. The completion of this project increased the Company’s total power generating capacity to 1,684 MW.

THE CORPORATION’S POWER BUSINESS

Summary

The Company operates its power business in four business groups: Ontario, Quebec, Northeast United States and Other Power Operations. The Company’s principal operating units in each business group are described below.

Ontario

Great Lakes Power includes a generating business with 12 hydroelectric stations located on the Magpie, Michipicoten, Montreal and St. Mary’s Rivers in northern Ontario, having a combined generating capacity of 349 MW. Great Lakes Power also includes a separate transmission and distribution business, which has supplied power to the city of Sault Ste. Marie and the Algoma District for almost 90 years.

Mississagi Power includes four hydroelectric generating stations in northern Ontario, located on the Mississagi River north and east of Sault Ste. Marie, with a combined generating capacity of 488 MW. These facilities were acquired by the Income Fund in May 2002.

Valerie Falls Power is a 65% owned 10 MW hydroelectric generating station located on the Seine River in northwestern Ontario.

Lake Superior Power is a 110 MW natural gas-fired cogeneration station located in Sault Ste. Marie, Ontario.

Quebec

Lièvre River Power consists of three hydroelectric generating stations located on the Lièvre River in western Quebec with a combined generating capacity of 238 MW. This operation has four transmission interconnections with the Quebec power grid and two with the Ontario power grid.

Pontiac Power includes two hydroelectric generating stations with a combined generating capacity of 28 MW, located on the Noire and Coulonge Rivers in western Quebec. This operation also has a transmission interconnections with the Ontario power grid.

Northeast United States

Maine Power consists of six hydroelectric generating stations having a combined generating capacity of 126 MW, located on the main and west branches of the Penobscot River in northern Maine. This operation also has a transmission interconnection with the New England power grid. These facilities were acquired by the Income Fund in February 2002.

New Hampshire Power includes six hydroelectric generating stations with a combined capacity of 31 MW, located on the Androscoggin River in northern New Hampshire. These facilities were acquired by the Income Fund in May 2002.

Other Power Operations

Powell River Energy consists of two 50% owned hydroelectric generating stations in southwestern British Columbia, with a combined generating capacity of 82 MW.

Pingston Creek consists of a 50% owned hydroelectric generating station located in south central British Columbia, with a generating capacity of 30 MW. This project commenced commercial operations in May 2003.

Louisiana HydroElectric Power owns and operates a 192 MW run-of the river hydroelectric generating station and sediment control facility on a diversion of the lower Mississippi River in Louisiana. The Company has a 75% residual interest in this facility.

Great Lakes is also participating in the development of hydroelectric stations in Brazil. Three stations are now under construction in southern Brazil, and will have a combined generating capacity of 61 MW. These stations are expected to be completed in 2003.

Great Lakes is committed to growing its power generation business by expanding its production base through developing greenfield sites and acquiring existing power generating assets, and by enhancing its capacity to access interconnected energy markets in Canada and the United States.

Most of the Company’s power businesses are wholly owned, either directly or through the Great Lakes Hydro Income Fund, an unincorporated open-ended trust created in 1999 in which the Company owns 50% interest. The Income Fund’s units are listed for trading on the Toronto Stock Exchange. The five operations owned by the Company through the Income Fund are wholly owned Mississagi Power, Lièvre Power, Maine Power and New Hampshire Power, and 50% owned Powell River Energy.

A description of each of the Company’s principal operating units follows.

Great Lakes Power

Great Lakes’ hydroelectric generation business and its transmission and distribution system in northern Ontario, (together “Great Lakes Power”) are held through wholly owned Great Lakes Power Limited (“GLPL”). Great Lakes Power generates electricity from its 12 wholly owned hydroelectric generating stations, which are located on the St. Mary’s, Montreal, Michipicoten and Magpie Rivers and have a total installed capacity of 349 MW.

Great Lakes Power’s 12 generating stations are operated by remote control from a control centre in Sault Ste. Marie. Substations on each river system are linked by 449 miles of 115 and 230 kilovolt (“kV”) transmission lines. The system is interconnected with the Ontario power grid at Wawa, Ontario, and via two 230 kV transmission lines at Mississagi, Ontario, 46 miles east of Sault Ste. Marie. Great Lakes Power supplies electricity to its direct customers through 1,064 miles of distribution lines. Great Lakes Power employs 137 people.

Up until May 1, 2002, Great Lakes Power’s stations generated, on average, approximately 65% of the power required to meet the historical needs of its customers. The balance of the electrical power required to serve these customers was purchased from OPG, formally part of Ontario Hydro. Following the opening of Ontario’s electricity market to competition on May 1, 2002, Great Lakes Power as a local distributor is required to deliver power within its service area, which is supplied from Ontario’s spot market. St. Marys Paper and PUC Inc. continue to be bilateral customers of Great Lakes Power. Great Lakes Power also continues to deliver power to its historical service area through its distribution division, serving approximately 11,600 customers. Great Lakes Power’s own power generation output can be sold into the spot market in Ontario, into neighbouring competitive electricity markets or under bilateral contracts.

Great Lakes Power has a comprehensive maintenance program to extend the operating life of its generating facilities and to maintain unit efficiency. This program includes annual examinations of major items of equipment, intensive reviews of dams, weirs and spillways every four to five years, and complete overhauls of generating units as required.

Permitting and preliminary engineering are under way for a $25 million high-voltage transmission interconnection with utilities in the adjacent US states of Michigan and Wisconsin. This involves building transmission lines with a capacity of up to 300 MW at 230 kV linking Ontario and these utilities. This interconnection would greatly enhance the feasibility of the proposed Montreal River pumped storage facility and other expansions to the system, and would provide the physical connections to enable the Company to sell its power in the United States.

Mississagi Power

On May 17, 2002, the Company acquired, through the Income Fund, four hydroelectric generating stations on the Mississagi River in northern Ontario (“Mississagi Power”) from OPG for $340 million. This system is owned by the Income Fund through its wholly owned subsidiary, Mississagi Power Trust.

The Mississagi Power system includes four generating stations containing 8 generating units with an aggregate installed capacity of 488 MW, located approximately 110 kilometres north and east of Sault Ste. Marie. The stations include Aubrey Falls (162 MW), George W. Rayner (46 MW), the first station built on the Mississagi River, Wells (239 MW) and Red Rock Falls (41 MW). These four stations were built by the former Ontario Hydro between 1947 and 1970. These operations employ 21 people.

Valerie Falls Power

Valerie Falls Power Limited Partnership (“Valerie Falls Power”) is a limited partnership formed in 1993 to develop a 10 MW hydroelectric station on the Seine River at Valerie Falls, three miles north of Atikokan in northwestern Ontario. Great Lakes holds a 65% controlling interest in the partnership through GLPL, the general partner. The other 35% interest in Valerie Falls Power is held by the limited partner, Seine River Power Inc., a company controlled by a local business partner. Development of the project was carried out jointly by Great Lakes and its local partner and, since commissioning in 1995, the project has been managed and operated by Great Lakes.

Valerie Falls Power is party to a power sales agreement dated June 1992 with Ontario Electricity Finance Corporation (“OEFC”) for the sale of power produced by the station, which terminates on December 31, 2042. Under the terms of the agreement, OEFC has agreed to purchase all of the power produced by the plant for 50 years, according to a fixed-price schedule based, in general, on the Ontario Consumer Price Index. If the plant fails to produce power for 24 consecutive months, the terms of the agreement allow OEFC to terminate the agreement upon 60 days written notice.

Lake Superior Power

Lake Superior Power Limited Partnership (“Lake Superior Power”) is a limited partnership formed in 1991 to develop and operate a 110 MW natural gas-fired cogeneration plant in Sault Ste. Marie, Ontario. In 2002, the Company increased its interest in this partnership from 50% to 100%. The general partner is Lake Superior Power Inc., which holds a 1% interest in the project. Great Lakes holds its interests in the general and limited partnerships through GLPL. Lake Superior Power employs 16 people.

The Lake Superior Power cogeneration plant, which commenced production in 1993. It uses two aero-derivative natural gas-driven turbines to generate electricity. Heat generated by the gas turbines is captured by two heat-recovery steam generators and the high-pressure steam they produce is in turn used to drive a steam turbine to generate additional electrical energy. Low-pressure steam is also available for sale to industrial customers. These operations employ 16 people.

Lake Superior Power has entered into gas supply agreements with each of Petro-Canada Inc. and Talisman Energy Inc. for the purchase of the natural gas required to run the cogeneration turbine engines. Each agreement is for a term of 15 years, which commenced on November 1, 1993, and is extendible on a year-to-year basis if mutually agreed by the parties. Lake Superior Power has also entered into 15-year transportation agreements, which commenced on January 1, 1994, with TransCanada Pipelines Limited and Centra Gas Ontario Inc. for the transportation of natural gas.

Lake Superior Power is party to a 20-year power sales agreement with OEFC (formerly part of Ontario Hydro), which commenced on April 1, 1994 under which OEFC has agreed to purchase all of the electric power produced by the cogeneration plant according to a fixed price schedule, subject to OEFC’s periodic right to require Lake Superior Power to curtail production within certain limits.

Low-pressure steam not used to produce electricity is available for sale to industrial customers. Lake Superior Power is currently able to sell low-pressure steam to St. Marys Paper under an agreement entered into with St. Marys Paper in October 1994.

The plant systems, equipment and facilities of Lake Superior Power are all designed for a 110 MW plant. However, the layout of the plant and site space have been designed to make it possible to double the plant’s capacity. This will be undertaken if and when additional long-term supply contracts can be arranged.

Lièvre River Power

The Lièvre River Power hydroelectric generation, transmission and distribution system is located in western Quebec on the Lièvre River system, a tributary of the Ottawa River. Lièvre River Power was developed by James Maclaren Industries Inc. (“James Maclaren Industries”), a subsidiary of Nexfor Inc. (“Nexfor”), to service the electricity needs of its pulp and paper operations and other industrial customers. In 1999, Nexfor sold Lièvre River Power to the Income Fund, retaining 21% of the units in the Fund, which it sold in May 2000.

Lièvre River Power’s production base consists of three generating stations on the Lièvre River having a combined generating capacity of 238 MW. The 105 MW Masson station is located in the town of Masson-Angers just north of the Ottawa River and 18 miles east of the City of Hull. The Masson Station is the operating centre for the Lièvre River Power system and, since 1998, for the two Pontiac Power stations. The 38 MW Dufferin station is located in the City of Buckingham three miles upstream. One generating unit at the Dufferin Station is scheduled for returbining in 2001. The uppermost station on the river, the 95 MW High Falls plant, is located 24 miles north of the Ottawa River.

Water for these power stations is stored primarily at three reservoirs located upstream on the Lièvre River and two of its tributaries, which are owned and operated by the Government of Quebec. The system also includes five substations and approximately 30 miles of 120 kV transmission lines. These have four interconnections with the Quebec power grid and two with the Ontario power grid. During 2000, the power interconnection at Masson, Quebec was upgraded and expanded from 240 MW to 400 MW.

In 1999, Great Lakes entered into a Power Agency and Guarantee Agreement (“PAGA”) with the Income Fund, expiring in 2019, under which Great Lakes guarantees that the Income Fund will receive the guaranteed price for all electricity produced and delivered by the Lièvre River Power system, except in certain limited circumstances. The guaranteed price was initially set at (i) $37.00 per megawatt hour (“MWh”) for 1,065,000 MWh of electricity in any given year, and (ii) $30.00 per MWh for electricity in excess of 1,065,000 MWh in any given year. Commencing January 1, 2001, the guaranteed price is subject to an annual adjustment equal to the lesser of 3% or 40% of the increase in the Consumer Price Index during the previous year. Great Lakes acts as the Income Fund’s exclusive agent in respect of sales of electricity and provides sales, scheduling, dispatching and transmission services.

Under the PAGA, a hydrology reserve credit facility is provided by Great Lakes to the Income Fund to a maximum amount of $15 million in order to levelize cash distributions to Income Fund unit holders as a consequence of changes in hydrology from year to year. The facility is available for a period ending on the earlier of (i) November 18, 2014, and (ii) the date of the sale of all or substantially all of the power system. The Income Fund is entitled to draw up to $5 million per year for such purposes. The facility is unsecured, bears interest at the prime rate of a Canadian chartered bank plus 2% and is repayable solely from excess revenues of the Income Fund in years when electricity generated and delivered by the power system exceeds 1,418 GWh per annum or upon the sale of all or substantially all of the Lièvre power system.

In 1999, Great Lakes entered into a Management, Operations and Maintenance Agreement with the Income Fund expiring in 2019, to operate and maintain the Lièvre River Power system in accordance with prudent business practice and an approved annual operating plan. In addition, Great Lakes provides the Income Fund with certain administrative and support services. These services are provided through Brascan Power Services Inc., a wholly owned subsidiary of Great Lakes that employs 81 people.

Pontiac Power

Hydro-Pontiac Inc. (“Pontiac Power”) is a Quebec corporation acquired by Great Lakes in December 1996. Pontiac Power owns two hydroelectric generating stations on tributaries of the Ottawa River in western Quebec, with a combined generating capacity of 28 MW. Great Lakes operates these facilities with a staff of 7 managed in conjunction with Lièvre River Power.

The 11 MW Waltham station is located on the Noire River and the 17 MW Coulonge station is located on the Coulonge River.

Pontiac Power has entered into power contracts with Hydro-Québec for the sale of power produced by the Waltham and Coulonge Stations. Under these contracts, Hydro-Québec has agreed to purchase all of the power produced by these stations at rates, which increase annually according to the increase in the consumer price index for the preceding year. The contracts have a term of 25 years, commencing December 1, 1995 for Waltham and December 1, 1994 for Coulonge. Both contracts include a renewal provision for a further 25 years on completion of the current contracts in 2019 and 2020, respectively.

Maine Power

On February 1, 2002, the Company acquired, through the Income Fund, an integrated hydroelectric generating and distribution system located in northern Maine (“Maine Power”) from Great Northern Paper Inc. (“Great Northern Paper”) for US$156.5 million. This system is owned by the Income Fund through GNE Trust, a Quebec trust, and GNE LLC, a limited liability Delaware corporation. Maine Power is operated by Great Lakes Hydro America, a wholly owned subsidiary of the Income Fund, which employs 19 people.

Maine Power’s generating facilities include six hydroelectric stations containing 31 generating units with an aggregate installed capacity of 126 MW. The system’s watershed has an area of 3,350 square miles. Water storage is provided from 11 reservoirs with an aggregate storage capacity of 300,000 megawatt hours. The system is interconnected with the New England Power Pool through a 20 MW transmission line. In November 2002, work commenced on increasing the capacity of this interconnection to 130 MW through the construction of a 115 kV transmission line. This project is expected to be completed in the first half of 2003.

Concurrently with the acquisition of the Maine Power system, Great Lakes, Brascan Energy Marketing Inc. (“BEMI”) and Great Northern Paper have entered into certain agreements, including a twenty-year master power purchase and sale agreement pursuant to which, except under certain limited circumstances, BEMI shall purchase from Great Northern Energy all the energy produced by the Maine Power system at a fixed price of US$35 per megawatt hour, escalating annually by 20% of the increase in the US Consumer Price Index in the previous year. Under a guarantee dated January 31, 2002, Great Lakes guarantees BEMI’s payment obligation under the power purchase and sale agreement, in the event that an event of default pursuant to such agreement occurs; or BEMI ceases to carry on business.

New Hampshire Power

On May 31, 2002, the Company acquired, through the Income Fund, six hydroelectric generating stations on the Androscoggin River near the towns of Berlin/Gorham in northern New Hampshire (“New Hampshire Power”) with a combined generating capacity of 31 MW for US$31.5 million. This system is owned by the Income Fund through its wholly owned subsidiary, Great Lakes Hydro America. New Hampshire Power is operated in conjunction with Maine Power through Great Lakes Hydro America.

New Hampshire Power’s generating facilities include six stations with 21 generating units which generate approximately 185 GWh of electricity annually. These generating facilities are all licensed by the US Federal Regulatory Agency (“FERC”). All the electricity they produce is being sold by the Company’s power marketing operations.

During the first quarter of 2003, Great Lakes commenced the construction of a 25 MW natural gas-fired cogeneration station in Berlin/Gorham, which will provide electricity and steam for sale to nearby pulp and paper facilities. These facilities were acquired by Nexfor Inc., an affiliate of Brascan, a the time the Company acquired New Hampshire Power.

Powell River Energy

Powell River Energy Inc. (“Powell River Energy”) is a Canadian corporation owned 50% by the Income Fund, through its wholly owned subsidiary, the Powell River Energy Trust, and 50% by Norske Skog Canada Limited (“Norske Skog”), both on a fully diluted basis. In February 2001, Powell River Energy acquired from Norske Skog two hydroelectric generating stations with a combined generating capacity of 82 MW and related transmission facilities located in city of Powell River, British Columbia, for a total consideration of $113 million and assumption of a future income tax liability.

The Powell River Energy facilities were built to provide electricity for the pulp and paper operations of Norske Skog and its predecessors in the City of Powell River, which is located on the west coast of the British Columbia mainland approximately 100 miles north of the city of Vancouver. Its production base consists of two generating stations containing seven generating units with a total installed capacity of 82 MW and an average annual generation of 520 GWh.

The Powell River generating station comprises three powerhouses containing five generating units located in the town of Powell River. The Lois Lake generating station consists of one powerhouse containing two units located 10 miles south of the Powell River facilities. Water for these stations is stored in two large lakes created by the dams of the two facilities: Powell Lake, which is approximately 26 miles in length; and Lois Lake, which together with three interconnected lakes is approximately 10 miles in length. Power from the Lois Lake station is delivered via 12 miles of transmission lines owned by Powell River Energy to a distribution system in Powell River. These facilities are also interconnected to the British Columbia power grid.

All of the energy generated by Powell River Energy is sold to Norske Skog pursuant to a 10-year “take or pay” agreement dated January 31, 2001. Norske Skog must purchase all the energy delivered on a first priority basis before purchasing or otherwise receiving any other energy for its mill. Norske Skog is restricted from selling or using the energy from the power facilities other than at its mill. Norske Skog pays $34.95 per MWh, increasing annually by an amount equal to 20% of the increase in the Consumer Price Index for the year. Powell River Energy may make the electricity generated by the power facilities available to others if it is not otherwise needed in the ordinary course of the mill’s business.

Powell River Energy has also entered into an Operations and Maintenance Agreement with Brascan Power Services Inc., a wholly owned subsidiary of Great Lakes, to operate and maintain the Powell River Energy facilities in accordance with prudent business practice and an approved annual operating plan.

Pingston Creek Power

Pingston Creek Power is a joint venture between the Company and Canadian Hydro Developers Inc. In 2001, the joint venture commenced construction of the 30 MW Pingston Creek hydroelectric generating station located near the town of Revelstoke in south central British Columbia. In August 2002, the Company and Canadian Hydro Developers Inc. signed a 20-year agreement to sell all of the power generated by this station to BC Hydro. This station was substantially completed in April 2003 for a cost of $65 million and commenced commercial operations in early May 2003.

Louisiana Hydroelectric Power

Catalyst Old River HydroElectric, Limited Partnership (“Louisiana HydroElectric Power” or “the partnership”) is a limited partnership formed to develop and operate a combined hydroelectric generating station and flood and sediment control facility on a diversion of the Mississippi River near the Town of Vidalia (“Vidalia”), Louisiana, north of Baton Rouge. Great Lakes holds a 75% residual interest in the partnership through wholly owned Catalyst Vidalia Corporation and Vidalia Holding, LLC, which hold, respectively, a 50% general partnership interest and a 25% limited partnership interest in Louisiana HydroElectric Power. Dominion Capital Inc., which is unrelated to Great Lakes, holds the remaining 25% limited partnership interest. Louisiana HydroElectric Power employs 27 people.

After commencing power production in 1990, the facility was sold to institutional investors in a sale and leaseback transaction for US $633 million. Under the transaction, the partnership retained operational responsibilities and long-term ownership rights.

The hydroelectric generating station, known as the Sidney A. Murray, Jr. Generating Station, is located on a man-made channel which diverts water from the Mississippi River to the Red and Atchafalaya Rivers five miles away. The station uses the natural difference in elevation between these two river systems to generate electricity. It contains eight turbines with an installed capacity of 192 MW, making it one of the largest run-of-the-river stations in the world. The facility and inflow channel form an integral part of the US Army Corps of Engineers’ flood and sediment control system for the lower Mississippi River.

Substantially all of the power produced by the facility is sold to Entergy Louisiana, Inc. (“Entergy”) a wholly owned subsidiary of Entergy Inc., a U.S. energy company, under a long-term power sales agreement based on a predetermined price schedule. The remaining power is sold directly to Vidalia pursuant to a power sales agreement. Both of these agreements have substantially similar terms, are on a “pay if delivered” basis and expire on December 31, 2031. Both agreements have been approved by the Louisiana Public Service Commission.

The revenues from these sales are expected to exceed the operating costs, annual capital expenditures and lease principal and interest payments due to the institutional investors and lenders. Surplus cash flows accrue to the partners. Under the terms of the sale and leaseback transaction, however, revenues from the operation of the facility must be deposited in certain trust accounts for the payment of operation and maintenance costs, lease and royalty payments and certain other costs. Distributions from these accounts are made annually to the partners subject to certain requirements to maintain, among other things, a certain lease coverage ratio and minimum lease reserve accounts.

The FERC license to operate the facility is held jointly by the partnership and Vidalia. The transmission lines and the accompanying right-of-way to Entergy’s substation are governed by an agreement with Vidalia dated June 28, 1988. Pursuant to the terms of the agreement, the partnership leases the facility and the site and has the exclusive right to maintain and operate the facility. Vidalia has also covenanted not to transfer any right or interest in the transmission lines to anyone other than the partnership. The royalties to be paid by the partnership to Vidalia under these agreements are based on a percentage of gross power revenues. The percentage gradually increases from 3.75% in 1990 to 11.6% in 2021. In 2022 and thereafter, the percentage is 20%.

The partnership has also entered into an agreement with the US Army Corps of Engineers providing for the flow of water required for the facility. This agreement expires on December 31, 2031.

OTHER BUSINESS OPERATIONS

Highvale Power

Highvale Power Corporation (“Highvale Power”) was acquired by Great Lakes in July 1996. It owns 215,000 hectares of freehold lands and 3,900 hectares of Crown lease lands in central Alberta, which together contain 540 million tonnes of recoverable coal reserves. The main holdings are in the Wabamum and Magnolia coalfields near Wabamum Lake, west of the city of Edmonton, and in the Pickardville-Morinville coalfield north of Edmonton.

Approximately 115 million tonnes of recoverable coal at the Highvale mine in the Wabamum coalfield have been leased to TransAlta Utilities Corporation (“TransAlta”) under renewable royalty agreements expiring in 2005 and 2021, respectively. The Highvale mine supplies coal to TransAlta’s Keephills (766 MW) and Sundance (1,980 MW) power stations, which together produce approximately 75% of Alberta’s coal-fired energy. The coal supplied by the Highvale mine is approximately 30% of the total requirement of these two plants. The coal is mined under contract to TransAlta by Luscar Ltd. In addition to the coal reserves committed to TransAlta, Highvale Power has approximately 425 million tonnes of further reserves.

Highvale Power has entered into two agreements with TransAlta for the sale of coal in return for royalty payments. The Highvale 1 Agreement, which runs from 1972 to 2005, provides for the sale of coal to a depth of 2,275 feet above sea level on certain of Highvale Power’s lands. Royalty payments are based on annual coal production plus a predetermined annual purchase payment. The royalty rate is tied to the highest Alberta Crown royalty rate. This agreement is renewable in 2005 by mutual agreement. Coal production from the subject lands is expected to continue to approximately 2012.

The Highvale 2 Agreement, which runs from 1982 to 2021, provides for the sale of 27.3 million tonnes of coal. Royalty payments are based on annual production subject to a take-or-pay annual tonnage of 1.6 million tonnes. The royalty rate is tied to the Alberta Crown coal royalty rate plus an over-royalty rate based on a factor, which escalates over the life of the lease, adjusted to the rate of inflation. This agreement is renewable in 2021 by mutual agreement.

Energy Marketing

The Company conducts its energy marketing business through Brascan Energy Marketing Inc. (“BEMI”), a wholly owned subsidiary which conducts the Company’s wholesale energy marketing business in Canada and the United States. These operations also provide valuable market intelligence regarding pricing dynamics, regulatory systems and market participants, which serves to support the Company’s growth strategy by targeting the most attractive energy markets. BEMI’s operations are staffed in conjunction with Lièvre River Power.

The Company’s energy marketing operations sell the portion of the electricity generated by the Company’s power operations, not sold pursuant to long-term contracts, as well as power purchased wholesale, into the short-term contract and spot electricity markets.

POWER GENERATION OUTLOOK

Strategic Emphasis and Outlook

The Company will continue to emphasize control over operating and maintenance costs, explore ways of increasing its customer base and the market for its hydroelectric power, and examine potential development and redevelopment projects within its service area. Great Lakes will also continue to work on developing and operating other projects in North and South America outside its primary service area where it can apply its considerable experience in the power generating business. In pursuing such opportunities, Great Lakes will focus on small and medium-sized hydroelectric power projects, including projects with water-storage capacity, and gas-fired cogeneration projects.

Based on industry trends, Great Lakes believes it is well positioned for growth opportunities that could strengthen its power generating operations. Management believes that these industry trends favour companies like Great Lakes, which have a good operating history, a low-cost orientation, development expertise and access to capital.

Development Opportunities

In 2000, Great Lakes announced a major capital investment program, with the objective of doubling the earnings from its power operations by 2005. Under this plan, the Company has already acquired 18 existing hydroelectric stations and completed two new hydroelectric stations. The Company is exploring further opportunities to acquire and develop additional hydroelectric generating capacity in Canada and elsewhere in North and South America.

During 2000, Brascan re-entered the electric energy business in Brazil through wholly owned Brascan Energética S.A. (“BESA”). Over 15 sites have been identified for the potential development of new hydroelectric stations, primarily stations of 30 MW or less located in southern Brazil. Great Lakes is providing advisory services and bridge financing to BESA for the development of these projects. Construction started on two of these projects in the first half of 2001: the 30 MW Passo do Meio station in the State of Rio Grande do Sul and the 16 MW Pedrinho project in the State of Paraná. During 2002, construction started on a third project, the 15 MW Salto Natal station, also in the State of Paraná. These projects are expected to be completed during 2003.

General Operating Risks

The development of projects of the type that Great Lakes undertakes is complex. There can be no assurances that Great Lakes will be able to obtain new power sales agreements, overcome any local opposition to the development of new projects, obtain the necessary site agreements, ensure fuel supply, or obtain construction contracts, steam sales agreements, licenses and certifications, environmental and other permits and financing necessary for the successful development of these projects.

Operating income from hydroelectric power generation fluctuates mainly in relation to the availability of water in the Company’s river systems. While changes in the level of precipitation impact the power generation of Great Lakes’ individual operations, its interests in hydroelectric stations located in several different watersheds help it balance the financial impact of these fluctuations. Risk is also reduced through the existence of long-term power sale contracts with many of Great Lakes’ major customers and by insurance policies that cover fluctuations in precipitation levels below specified minimum levels.

Changes in the Power Industry

In Canada, over 80% of the electricity generated is provided by large provincially-owned corporations, such as Hydro-Québec and Ontario Power Generation Inc., with the remainder being produced by smaller investor-controlled corporations or by industrial companies. In the late 1970s and 1980s, provincial governments, which have legislative authority over the supply of power and utilities, responded to consumer demand for competitive electricity tariffs by initiating programs and policies aimed at permitting the purchase of electricity from independent power producers. In the 1990s, ongoing customer demand for lower prices and the desire to improve global competitiveness in the United States, Canada and worldwide led to many initiatives to restructure the electricity industry from a highly regulated industry controlled by large vertically integrated Crown-owned utilities to one which should eventually favour increased competition and promote opportunities for new market participants. Deregulation of the electricity industry is now under way or being studied in most provinces in Canada, and a number of jurisdictions in the United States.

Ontario

In 1995, the Ontario Government established the MacDonald Committee on Competition in Ontario’s Electricity Industry to review the then existing regulatory regime and the role of the public and private sectors. In November 1997, the Ontario Government released its White Paper entitled “Direction for Change — Chartering a Course for Competitive Electricity and Jobs in Ontario”. This document embodied the Ontario Government’s restructuring plan to create competitive wholesale and retail markets for electricity in the year 2000.

The Energy Competition Act, 1998 received Royal Assent in 1998 to, among other things: (i) end Ontario Hydro’s monopoly in electricity supply and introduce a competitive market; (ii) broaden the mandate of the Ontario Energy Board to include regulation of the electricity sector and improve gas sector regulation; and (iii) reorganize Ontario Hydro into its successor commercial corporations.

The process of restructuring Ontario’s electricity industry continued on a number of fronts during 1999. On April 1, 1999, a significant milestone was reached when Ontario Hydro’s five successor companies were established as follows: Ontario Hydro Services Company Inc. now known as Hydro One Inc. (“HOI”); Ontario Power Generation Inc.; Ontario Electricity Financial Corporation (“OEFC”); Independent Electricity Market Operator (“IMO”); and Electrical Safety Authority.

In this corporate restructuring, HOI received the transmission, distribution and retail assets and OPG received the electricity generating assets. Both companies were established with commercial capital structures. OEFC is responsible for the servicing and retiring of the former Ontario Hydro’s provincially guaranteed debt and certain other legacy liabilities. OEFC is also responsible for the contracts with independent power producers, such as the Company’s

Valerie Falls Power and Lake Superior Power operations. The IMO has been set up as a non-profit corporation responsible for ensuring the reliability and fairness of the electricity market.

Also on April 1, 1999, the Minister of Energy directed the Ontario Energy Board (“OEB”) to implement the Market Power Mitigation Agreement through licence conditions for OPG, the IMO and HOI. Included in this agreement is OPG’s requirement to de-control 4,000 MW of tier two capacity within 42 months of market opening, which, at OPG’s discretion, may include up to 1,000 MW of hydroelectric capacity. In addition, OPG is required to reduce its effective control of generating capacity in Ontario to not more than 35% within 10 years.

In late May 2000, the OEB issued its decision approving HOI’s transmission cost allocation and rate design to be in effect from the opening of the market. In June 2000, the Minister of Energy announced that the opening of Ontario’s electricity market would be delayed from the November 2000 target. In late April 2001, the Minister of Energy established a new target planning date for the opening of Ontario’s competitive electricity market as May 2002.

Ontario’s energy market was opened to full competition as scheduled on May 1, 2002. This milestone required completion of many items of work by the IMO and OEB, including the finalization of the market rules, confirmation of market readiness by the IMO and approval of the provincial transmission revenue allocation to be approved by the OEB, including the allocation to Great Lakes’ transmission division. In addition, the treatment of Ontario’s independent power companies, such as Great Lakes, was finalized. Further government actions were announced in November 2002, including the implementation of a 4.3 cent / kwh retail cap. However, the price for power that generators, other than OPG, receive in the wholesale market was not capped.

Changes in the present regulatory system could impact the operating income from the Company’s power operations in Ontario in a number of ways. Increased competition could reduce power prices in the short term and would enable customers in the Province to seek alternative suppliers. However, the Company believes that its low-cost structure, which has enabled it to maintain lower prices than are generally charged elsewhere in Ontario and neighbouring US jurisdictions, and its strategically located hydroelectric generating facilities, which can store water for use during periods when higher on-peak rates apply, should enable it to remain very competitive. A more open and competitive environment would also enable the Company to seek additional customers and, over the long run, justify the expansion of its generating base.

Quebec

In Quebec, the National Assembly assented to Bill 50, an Act Respecting the Régie de l’énergie (the “Act”), on December 23, 1996. The Act outlines the roles of the various forms of energy in Quebec’s development and the means that will be used to meet the energy needs of Quebec consumers.

According to the Act, Hydro-Québec possesses exclusive electric power distribution rights throughout Quebec, excluding those areas that, on May 13, 1997, were served by a distributor operating a municipal or private electric distribution system. On that date, the Maclaren Power System was operated by Nexfor as a private electric distribution system and, therefore, Hydro-Québec does not have exclusive distribution rights within the areas served by the Maclaren Power System.

In May 1997, Hydro-Québec officially opened its system to wholesale “wheeling” as a prerequisite for the granting by the Federal Energy Regulatory Commission of the United States to Hydro-Québec of a power marketer’s license to compete in the northeast United States electricity markets, which it received on November 12, 1997. As a result of this action, electricity producers in Québec now have the option to sell electricity outside Quebec and to “wheel” it through Hydro-Québec’s transmission lines at specified rates.

Advantages of Hydroelectric Generation

The Company believes that the unique nature of hydroelectric generation provides many advantages over other forms of electricity generation. The advantages of hydroelectric power include high level of reliability, low operating costs, operational flexibility to meet ongoing base load electricity needs and peak demands, minimal environmental impacts, and its reliance on water, a renewable resource.

Reliability: The equipment involved in producing hydroelectric power has relatively few moving parts. Since the process does not include combusting fossil fuels at high temperatures or creating steam, there is minimal wear and tear on the machinery, which contributes to long life and low maintenance requirements. Unplanned outage rates for hydroelectric units are among the lowest in the electricity industry.

Low Operating Costs: Other than water royalties paid to governmental authorities, hydroelectric facilities do not have any fuel costs, which can be significant and highly volatile for fossil-fuelled plants. As well, most hydroelectric plants can be operated remotely by a single person from a centralized control centre. Combined with the low maintenance and outstanding reliability of equipment, operating expenses are comparatively low.

High Operational Flexibility: Hydroelectric plants can adjust quickly to changes in demand and, depending on the flow of the river and the storage capacity of the reservoirs, hydroelectric plants can service both the base power requirements of its customers as well as their peak power requirements.

Low Environmental Impact: Hydroelectric generation produces virtually no greenhouse gas emissions or any acid rain, which have major impacts on the environment. Hydroelectric generation minimizes thermal, chemical, radioactive, water and air pollution as compared to fossil-fuelled and nuclear generated power. Instead of producing substantial amounts of residual wastes during the power generation process, hydroelectric generation simply returns the water to the river.

Safety, Health and the Environment

It is the Company’s policy that all of its operating subsidiaries manage their activities having regard to high standards of safety and the well being of their employees, and that they demonstrate care for the environment through the use of recognized sustainable development practices in compliance with all relevant laws and regulations. Compliance with this policy is achieved through developing and implementing managed systems that form an integral part of the daily business activities of all the Company’s operating subsidiaries. These subsidiaries require all employees, contractors, agents and others involved in their operations to comply with established safety, health and environmental practices, and provide suitable training to achieve the desired compliance.

Great Lakes continues to act as a mentor in the Ontario Government’s Safe Workplaces, Sound Business project and volunteers as a safety ambassador for the Workplace Safety Insurance Board. These projects involve senior executives offering advice and information about their organization’s health and safety knowledge, expertise and experience as a resource for other businesses.

Great Lakes has adopted the Environmental Commitment and Responsibility Program of the Canadian Electricity Association. In December 2000, the environmental management systems at its northern Ontario and Maclaren Power operations were registered as compliant with the ISO 14001 Environmental Standard. In March 2001, Great Lakes’ hydroelectric stations received certification as “low impact renewable” electricity sources by Canada’s Environmental Choice Program (“ECP”), enabling the Company to use the ECP’s “EcoLogo” trademark for electricity generated from these stations.

POWER GENERATING FACILITIES

The following table contains selected information on the Company’s 39 generating stations as at April 30, 2003:

						Number of
		Installed		Average	Operating	Generating
Name of Generating Station	Type	Capacity	Storage	Inflow	Head	Units

		(MW)	(cfs days)	(cfs)	(ft.)
GREAT LAKES POWER
Francis H. Clergue	Hydroelectric	52.2	—	35,926	19	3

Scott Falls	Hydroelectric	22.5	1,130	2,436	75	2
Robert A. Dunford (2)	Hydroelectric	45.0	559	2,402	148	2
McPhail	Hydroelectric	12.8	5,705	2,363	47	2
Hollingsworth (1)	Hydroelectric	23.2	220,083	1,966	114	1

Andrews	Hydroelectric	46.9	500	1,487	185	3
Hogg	Hydroelectric	18.5	3,145	1,477	77	1
Gartshore	Hydroelectric	23.0	12,670	1,472	114	1
MacKay	Hydroelectric	62.0	174,597	1,461	249	3

Mission Falls	Hydroelectric	15.0	35	1,058	117	1
Harris	Hydroelectric	12.5	212	1,055	97	1
Steephill Falls (1)	Hydroelectric	15.5	70,807	906	136	1

MISSISSAGI POWER
Red Rock Falls	Hydroelectric	41.0	4,803	3,624	92	2
Wells	Hydroelectric	239.0	32,030	2,545	214	2
George W. Rayner (3)	Hydroelectric	46.0	—	—	214	2
Aubrey Falls	Hydroelectric	162.0	183,530	1,519	181	2

VALERIE FALLS POWER
Valerie Falls	Hydroelectric	10.0	127,132	1,400	67	2

LAKE SUPERIOR POWER
Lake Superior Power	Natural gas-fired cogeneration	110.0	n/a	n/a	n/a	3

LIÈVRE RIVER POWER
Masson	Hydroelectric	105.0	—	5,779	184	4
Dufferin	Hydroelectric	38.0	—	5,754	59	2
High Falls (1)	Hydroelectric	95.0	544,811	5,445	180	4

PONTIAC POWER
Waltham	Hydroelectric	11.0	92,300	1,305	136	5
Coulonge	Hydroelectric	17.0	97,000	2,590	145	2

MAINE POWER
Weldon	Hydroelectric	18.1	—	6,386	39	4
East Millinocket	Hydroelectric	6.9	—	4,149	25	6
Dolby	Hydroelectric	20.9	—	4,149	49	7
Millinocket	Hydroelectric	36.1	—	3,668	110	8
North Twin	Hydroelectric	7.0	196,000	3,668	28	3
MacKay (1)	Hydroelectric	37.5	451,000	2,793	182	3

NEW HAMPSHIRE POWER (4)	Hydroelectric	30.9	325,231	2,516	varies	21

POWELL RIVER ENERGY
Powell River	Hydroelectric	46.0	292,450	3,321	285	5
Lois Lake	Hydroelectric	36.0	139,903	920	440	2

PINGSTON CREEK
Pingston Creek (5)	Hydroelectric	30.0	—	284	1,827	2

LOUISIANA HYDROELECTRIC POWER
Sidney A. Murray, Jr.	Hydroelectric and	192.0	—	102,000	6 to 20	8
	flood and sediment
	control

TOTAL	39 Stations	1,684.5				120

(1)	Includes storage on upstream lakes and reservoirs.

(2)	Robert A. Dunford G.S. commenced commercial operations in April 2003.

(3)	G.W. Rayner G.S. is currently operated as a backup for Wells G.S.

(4)	Total New Hampshire Power generating units does not include one generating unit not currently in operation at Riverside G.S.

(5)	Pingston Creek G.S. commenced commercial operations in May 2003.

Glossary of Terms

Average Inflow: the average water flow available for power generation measured in cubic feet per second (cfs).	Installed Capacity: the measure of a power station’s electric generating capacity at full production, measured in megawatts (MW).	Operating Head: the vertical distance that water drops to the tailrace in order to generate hydroelectric power, measured in feet.

Gigawatt Hour: one gigawatt hour equals one million kilowatt hours. A kilowatt hour is equivalent to the energy consumed by a 100 watt light bulb burning for 10 hours.	Megawatt: one megawatt equals one thousand kilowatts. A kilowatt is the electrical energy required to turn on ten 100 watt light bulbs and is equivalent to 1.34 horsepower.	Storage: the temporary holding capacity available to store water for later use in electricity generation, measured in cubic feet per second days (cfs days).

INVESTMENT ACTIVITIES

The Company maintains a portfolio of securities, loans receivable and long-term corporate investments, which are held to generate additional cash flow on a tax-effective basis. These investments, which are principally in associated companies, have consistently contributed to Great Lakes’ earnings and capital base. In determining whether to participate in an investment, the Company’s management assesses each opportunity against its investment guidelines, which require investments to earn an acceptable rate of return from dividends or interest in relation to risk or have the potential for substantial capital appreciation.

Investment transactions involving companies, which are associated with Great Lakes, are completed on normal market terms. Such transactions are reviewed by a committee of independent directors of Great Lakes comprised of individuals with investment experience.

Investment income from the Company’s preferred shareholdings varies only with the amount invested as the rate of return is fixed. Other investment income is sensitive to interest rate changes; however, a similar offsetting sensitivity exists with a portion of the Company’s debt.

Securities Portfolio

The Company’s securities portfolio is comprised primarily of preferred shares of associated companies. The book value of the Company’s securities portfolio by business sector at December 31, 2002 compared to the prior year is summarized below:

millions	2002	2001

Real estate	$160	$270
Natural resources	161	152
Financial services and diversified	199	214
Other	70	70

	$590	$706

Long-term Investments

The book values of the Company’s principal long-term investments at December 31, 2002 compared to the prior year are shown below:

millions	2002	2001

Brascan Financial Corporation	$195	$195
Noranda Inc.	146	146
Brascan Corporation	112	112
Other investments	106	68

	$559	$521

Further information on Great Lakes’ long-term investments is contained in the Company’s Annual Report on page 6. Brascan Financial, Noranda and Brascan have prepared their own Annual Information Forms and Annual Reports containing information specific to their operations. Copies of these documents may be obtained from securities administrators in each province of Canada or from the Secretary of the Company.

FINANCING ARRANGEMENTS

The Company finances its operations through bank facilities, a $100 million commercial paper program, term debt in the form of notes, and loans provided by Brascan.

The Company has issued US$175 million of 9% Notes maturing August 1, 2004 and US$200 million of 8.3% Notes maturing March 1, 2005. The Notes are senior unsecured obligations of the Company. The indenture under which the Notes are issued contains certain limitations on the Company relating to the issuing of debt and preferred shares, distributions by and transfers to subsidiaries of the Company, the incurring of liens on the assets of the Company and its subsidiaries, certain sale and leaseback transactions by the Company, transactions with affiliated and related persons, mergers, consolidations and certain sales of assets by the Company and a change of control of the Company. The indenture also requires the maintenance by the Company of a minimum consolidated net worth.

GLPL has issued $316 million of Series 4 and 5 First Mortgage Bonds bearing interest at 6.57% and 4.58% respectively, which are due on June 16, 2003. The Series 4 and Series 5 bonds rank equally and are secured by a first, fixed charge on the fixed assets of the Great Lakes Power operations in northern Ontario and a floating charge on all other assets of Great Lakes Power, excluding trade accounts receivable. Efforts are well under way to issue new 20 year mortgage bonds to finance these maturities and additional amounts for general corporate purposes.

The Income Fund has issued $100 million of First Mortgage Bonds Series 1, 2 and 3 bearing interest at 7.33%, 7.55% and 7.78%, respectively, due April 24, 2005, April 24, 2010 and April 24, 2015, respectively. These Mortgage Bonds are secured by charges on all present and future real and personal property of Great Lakes Power Trust, which is wholly owned by the Income Fund.

Pontiac Power has issued $62 million mortgage loans bearing interest at a blended rate of 10.52%, amortized monthly to a maturity of December 1, 2020 and secured by charges on the respective Pontiac Power generating assets.

Valerie Falls has issued $33 million of First Mortgage Bonds bearing interest at 6.84%, with interest only payments semi-annually for the first 20 years and blended principal and interest payments for the remaining 20 years to a maturity of December 20, 2042.

The Company’s holds a proportionate share in the $75 million Powell River Energy first mortgage bond, which bears interest at 6.92%, is due June 2009 and is secured by a charge on the respective Powell River Energy operating assets.

Lake Superior Power has issued a $19 million mortgage loan bearing interest at 9.41%, amortizing annually to December 29, 2006 and secured by a charge on the Company’s Lake Superior Power cogeneration assets.

Mississagi Power has issued a $151 million mortgage loan bearing interest at the 30-day Bankers Acceptance rate plus 60 basis points until March 3, 2003 and 80 basis points thereafter. The facility matures on September 4, 2003.

Great Lakes Hydro America has issued a US$113 million mortgage loan bearing interest at US prime plus 150 basis points which matures on January 30, 2005.

ENVIRONMENTAL MANAGEMENT

Great Lakes is committed to the environmentally responsible management of its assets. Developments in the last 15 years have all been subjected to full environmental assessment studies. Public information meetings have been held in order to identify concerns and appropriate actions were taken to address those concerns. Projects constructed prior to this period have been fully audited and mitigation steps have been instituted, where necessary, to bring all plants to accepted standards. Expenditures on environmental compliance are minimal due to the nature of the assets held.

Great Lakes has funded fish stocking activities in the Magpie River and has also worked for many years with local rod and gun clubs to hatch salmon in the Michipicoten River. At the Lake Superior Power cogeneration plant in Sault Ste. Marie, monitoring of air, water and noise is part of an ongoing program of environmental management. At the Sydney A. Murray, Jr. Generating Station in Louisiana, studies are being funded to ensure the continued existence of the Pallid Sturgeon. This fish was previously thought to be close to extinction but has recently been discovered by fishermen in the tailrace area of the plant.

The Company and its operating affiliates continue to monitor environmental standards and to take a proactive position towards protecting the environment in all their operations.

Environmental Regulations

The development of hydroelectric resources and the construction and operation of power projects are subject to extensive federal, provincial and state laws and regulations adopted for the protection of the environment. The laws and regulations applicable to Great Lakes’ operations primarily involve permits required for the construction of the projects. These permits often contain conditions that require the Company to assess and, where possible, mitigate environmental impacts.

Many of the Company’s hydroelectric generating stations were built before strict environmental laws and regulations came into effect. Since approximately 1980, the Company’s development projects have been subject to an environmental assessment process, which includes public information meetings, full environmental impact studies and requirements to take appropriate actions taken to allay public concerns and environmental impacts where possible.

Non-compliance with environmental laws and regulations, or with conditions contained in environmental permits and approvals, can result in the imposition of substantial fines or other penalties. In some cases, environmental laws may also impose clean-up or other remedial obligations, or an obligation to mitigate environmental impacts from projects. The following federal and provincial laws are among the more significant Canadian environmental laws that apply to the Company. Other federal and provincial laws may also apply, particularly to the development and construction of power projects, and may impose stricter requirements than those discussed below.

Fisheries Act (Canada)

This Act prohibits the alteration or destruction of fish habitat, and prohibits the addition of any substance that may be harmful to any water that may be inhabited by fish. Permits are required for the construction of hydroelectric projects, which may alter fish habitats. Most recent projects require mitigation, compensation and monitoring agreements prior to the issuance of a permit to alter or destroy fish habitat. All the Company’s power projects comply with the Fisheries Act and, where permits were required for the construction or development of those projects, those permits were obtained. The Company also believes it is in material compliance with any conditions imposed by the permits obtained under the Fisheries Act.

Ontario Water Resources Act

The Ontario Water Resources Act is the main provincial statute regulating the use of water in Ontario. It prohibits the addition of any substance to waters in the province that may impair the quality of those waters. Permits are required for the construction of hydroelectric projects, which regulate the amount of water contained, minimum flows required downstream, and other matters. The Company believes it is in material compliance with all its permits under the Ontario Water Resources Act, and with the other requirements of the Act.

Environmental Protection Act (Ontario)

The Environmental Protection Act prohibits discharges to land, air and water that could have an adverse effect on the environment. It also imposes a requirement for a Certificate of Approval for any construction or equipment that may discharge a contaminant into any part of the environment other than water. The Company has obtained all such necessary permits under the Environmental Protection Act, and is in material compliance both with the Environmental Protection Act and the permits issued under it.

The Environmental Protection Act also regulates the management and disposal of waste. The Company’s waste generation is not significant, and all wastes are disposed of in material compliance with the requirements of the Environmental Protection Act. The Company is not currently subject to any liability of which it is aware for the disposal of any of its waste.

The use and storage of PCBs, including PCB contaminated oils or transformers and any PCB wastes, are governed by regulation, both federally and under the Environmental Protection Act. The Company is in compliance with these regulations. None of the company’s major equipment contains PCBs, and lesser pieces of equipment, such as rural transformers, are being tested for PCBs and replaced as part of an ongoing maintenance program. PCB waste, including out of service equipment, is stored in two designated PCB storage sites, pursuant to regulation. These sites are subject to regular reporting requirements and periodic inspection by the Ontario Ministry of the Environment.

Quebec Environmental and Resource Legislation

The Environmental Quality Act governs the Quebec approval process for the construction and operation of power projects. It imposes a requirement for a Certificate of Authorization to be issued by the Ministry of Environment for works related to existing dams, new dams, powerplants and power transmission lines.

The granting of hydraulic and water rights requires a lease from the Government of Quebec to be approved by a decree issued under the Watercourses Act. In addition, approval of the plans and specifications for dams, and the use, management and storage of waters for electricity production, also require approval by decree under the Watercourses Act.

Permits and approvals for power project related activities may also be required under Quebec’s Forest Act, the Regulation Respecting Wildlife Habitat, the Act Respecting Land in the Public Domain and the Act Respecting the Protection of Agricultural Land.

The Company believes that its operations in Quebec, conducted through Pontiac Power, are in material compliance with its permits and all applicable regulations.

United States Regulatory Matters

Louisiana HydroElectric Power and Great Lakes Hydro America are subject to United States federal and state regulations. The facilities’ operating licenses, provided by FERC, contain conditions: for example, in the case of Louisiana HydroElectric Power, for quantities of water diversion and water quality during dredging of the channel for the project, that continue during the term of the license. The Company is in full compliance with its FERC license conditions. In addition, the Company’s US operations are subject to regulation under both state and federal law with respect to the quality of discharges to the sanitary sewer and its oil/water waste collection system. These operations are in material compliance with its permits and all applicable regulations.

CAPITAL BASE AND DIVIDEND POLICY

The authorized capital of the Company consists of an unlimited number of Class A Preferred Shares and an unlimited number of common shares. As at April 30, 2003, there were 101,383,135 common shares issued and outstanding and no Class A Preferred Shares issued and outstanding.

During 2001, the Articles of the Company were amended to delete from its authorized capital the Class B Preferred Shares and the Class A Redeemable Preferred Shares.

Dividends on the Company’s common shares are paid quarterly in February, May, August and November of each year. The quarterly dividend was increased to its current level of $0.16 per share in 1996. Special dividends are periodically considered and paid from retained earnings in excess of the Company’s needs.

There exist, in certain circumstances, direct restrictions on the ability of the Company to pay dividends as well as indirect restrictions, insofar as there are restrictions on its subsidiaries in making distributions to the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended or as at December 31, 2002 are included in the Company’s Annual Report at pages 3 to 8 and are incorporated herein by reference.

CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth the Company’s consolidated balance sheets and income statements as at and for the three years ended December 31, 2002:

Consolidated Balance Sheets

millions	2002	2001	2000

Assets
Cash and securities	$600	$716	$667
Accounts receivable and other	186	336	242
Long-term investments	559	521	536
Power generating assets	2,155	1,357	1,197

	$3,500	$2,930	$2,642

Liabilities
Accounts payable	$158	$92	$83
Property specific borrowings	905	556	443
Corporate term debentures	593	596	559

	1,656	1,244	1,085
Future income tax liability	120	116	104
Non-controlling interests	350	271	204
Capital base	1,374	1,299	1,249

	$3,500	$2,930	$2,642

Consolidated Income Statements

millions, except per share amounts	2002	2001	2000

Income
Power revenue	$340	$270	$246
Power purchases	14	55	53
Net power revenue	326	215	193

Investment and other income	92	105	114

	418	320	307

Expense
Interest	90	82	83
Operating and maintenance	60	37	32
Fuel purchases	18	21	16
Depreciation	40	27	25
Non-controlling interests	18	12	15
Income and other taxes	25	10	20

	251	189	191

Net income	$167	$131	$116

Diluted net income per common share	$1.32	$1.04	$0.92

QUARTERLY OPERATING RESULTS

	2002				2001

millions, except per share amounts (unaudited)	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31

Gross revenues	$99.9	$107.5	$120.2	$113.1	$82.0	$101.6	$92.2	$117.0
Net income	29.1	42.8	52.9	42.3	24.8	37.9	37.8	30.4
Diluted net income per common share	$0.23	$0.34	$0.41	$0.34	$0.20	$0.30	$0.30	$0.24

In the three months ended March 31, 2003, the Company earned net income of $33.2 million, compared to $42.3 million in the first quarter of 2002.

DIRECTORS AND OFFICERS

Each director holds office until the next annual meeting of shareholders of the Company or until a successor is appointed. As a result of the going-private transaction completed on March 2, 2001, none of the directors or officers owns any securities of the Company. Particulars relating to each director are disclosed in the Company’s Annual Filing of Reporting Issuer dated March 31, 2003 on pages 2 and 3 and are included herein by reference.

Officers of the Company

The names and municipalities of residence of the officers of the Company, the offices currently held by them and their other principal occupations are as follows:

Name and Municipal Residence	Office	Other Principal Occupation

Edward C. Kress Toronto, Ontario	Chairman	Chairman, Power Operations Brascan Corporation

Harry A. Goldgut Vaughan, Ontario	Co-Chairman and Chief Executive Officer

Richard Legault, Gatineau, Quebec	President and Chief Operating Officer	President and Chief Executive Officer Great Lakes Hydro Income Fund

Colin L. Clark Sault Ste. Marie, Ontario	Senior Vice-President, Generation	President and Chief Executive Officer, Great Lakes Power Limited

Laurent Cusson Gatineau, Quebec	Senior Vice-President, Marketing	Executive Vice-President, Marketing Brascan Energy Marketing Inc.

Robert Desbois Cornwall, Ontario	Senior Vice-President, Energy Portfolio	Senior Vice-President, Energy Portfolio Brascan Energy Marketing Inc.

Alan V. Dean Toronto, Ontario	Senior Vice-President and Secretary	Senior Vice-President, Corporate Affairs and Secretary, Brascan Corporation

Donald Tremblay Masson, Quebec	Senior Vice-President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer, Brascan Energy Marketing Inc.

Michel Beaudin Hull, Quebec	Vice-President and Controller	Vice-President, Controller Brascan Energy Marketing Inc.

Sachin G. Shah Vaughan, Ontario	Vice-President, Finance	Assistant Treasurer, Brascan Corporation

All of the officers listed above have held their current positions in the Company for the past five years except as follows. Prior to February 2002, Mr. Goldgut was President and Chief Operating Officer of the Company, a position he was appointed to in October 1998. Prior to February 2002, Mr. Legault was Executive Vice-President of the Company,

a position he was appointed to in April 2001, prior to which he was Vice-President, Power Markets. Mr. Legault is also President of Brascan Energy Marketing Inc. (“BEMI”), a position he was appointed to in November 1999.

Prior to February 2002, Mr. Clark was Vice-President, Power Development of the Company, a position he was appointed to in April 2000. Mr. Clark is also President and Chief Executive Officer of GLPL, a position he was appointed to in April 2002. Prior to February 2002, Mr. Cusson was and continues to be Executive Vice-President, Marketing for BEMI, a position he was appointed to in November 1999.

Prior to February 2003, Mr. Desbois was Vice-President, Energy Portfolio for BEMI, a position he was appointed to in March 2000, prior to which he was employed by Tractabel.

Prior to April 2002, Mr. Tremblay was and continues to be Executive Vice-President and Chief Financial Officer for BEMI, a position he was appointed to in January 2002, prior to which he was Vice-President, Finance and Administration for BEMI.

Prior to February 2003, Mr. Beaudin was Group Controller and Director of Finance for BEMI, a position he was appointed to in May 2001, prior to which he was employed by Versatel. Mr. Shah was appointed to his current positions in April 2003, prior to which he was Manager, Corporate Finance for Great Lakes, a position he was appointed to in June 2002, prior to which he was employed by Ernest & Young, LLP.

SUBSIDIARIES

The following is a list of active subsidiaries of Great Lakes indicating the jurisdiction of incorporation and the percentage of voting securities owned, or over which control or direction is exercised, by the Company:

		Percentage of Voting
	Jurisdiction of	Securities Owned
Name of Subsidiary	Incorporation	or Controlled

Great Lakes Power Limited	Ontario	100
BrasPower Equities Inc.	Quebec	100
First Toronto Equities Inc.	Ontario	100
The Catalyst Group, Inc.	Louisiana	100 (1)
Catalyst Old River Hydroelectric, Limited Partnership	Louisiana	75 (1)
Lake Superior Power Inc.	Ontario	100
Lake Superior, Limited Partnership	Ontario	100
Valerie Falls Power, Limited Partnership	Ontario	65
Great Lakes Hydro Income Fund	Quebec	50
Great Lakes Power Trust	Quebec	100
GNE Trust	Quebec	100
GNE, Limited Partnership	Ontario	100
Great Lakes Hydro America	Delaware	100
Powell River Energy Trust	Quebec	100
Powell River Energy Inc.	British Columbia	50
Powell River Energy, Limited Partnership	British Columbia	100
Mississagi Power Trust	Quebec	100
Mississagi Property Inc.	Ontario	100
Highvale Power Corporation	Alberta	100
Hydro-Pontiac Inc.	Quebec	100
Coulonge Power & Company, Limited Partnership	Quebec	100
Waltham Power & Company, Limited Partnership	Quebec	100
Brascan Energy Marketing Inc.	Ontario	100
Brascan Power Services Inc.	Ontario	100

(1)	Non-voting interests.

In addition, the Company beneficially owns, or exercises control or direction over 83% of the non-voting securities of First Toronto Equities Inc.

ADDITIONAL INFORMATION

Additional information, including details of directors’ and officers’ remuneration and indebtedness to the Company, together with principal holders of the Company’s securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Annual Filing of Reporting Issuer dated March 31, 2003.

Other financial information about the Company is also contained in the Company’s audited comparative consolidated financial statements for the fiscal year 2002, provided at pages 9 to 19 in the Company’s 2002 Annual Financial Report.

The Company will provide to any person or company upon request to the Corporate Secretary of the Company:

(a)	when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, which has been filed in respect of a distribution of its securities:

(i)	a copy of the Company’s latest Annual Information Form, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	a copy of the comparative consolidated financial statements of the Company for the Company’s most recently completed financial year, together with the report of the auditor thereon, Management’s Discussions and Analysis of Financial Condition and Results of Operations, and a copy of any interim financial statements of the Company issued subsequent to the annual financial statements;

(iii)	a copy of the Company’s Annual Filing of Reporting Issuer; and

(iv)	a copy of any other document or report which is incorporated by reference into a preliminary short form prospectus or a short form prospectus; or

(b)	at any other time, a copy of any other document referred to in paragraphs (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company.